Scythian Biosciences APPoints gabriel meneses as Vice President OF Latin america and caribbean

– Global Business Development Expert Roberto Pérez Ruiz Joins Company’s Senior Team –

Toronto, ON – April 17, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is pleased to announce the appointments of Gabriel Meneses and Roberto Pérez Ruiz to the Company’s senior leadership team and the engagement of Houston, Texas-based Winning Media LLC for investor relations activities.

Mr. Meneses has been appointed Vice President of Latin America and Caribbean. Mr. Meneses will oversee the development of new market opportunities in Latin America and Caribbean while leading other initiatives that further stimulate the Company’s growth in international markets. Additionally, Mr. Ruiz has been appointed Senior Director of Business Development. Mr. Ruiz will support and contribute to the strategy and execution in the development of new market opportunities and specific objectives in Latin America.

With more than 14 years of extensive international leadership experience, Mr. Meneses joins Scythian from Apple Inc, where he held the position of Senior Manager of Enterprise sales & Go-to-Market strategy. In this role, Mr Meneses led the launch of Apple’s first Commercial & Enterprise sales Organization in Latin America and the Caribbean, and effectively grew sales revenue for the company in double-digit growth year-over-year. Prior to that, Mr. Meneses held various International Sales and Marketing senior leadership roles for Cisco Systems, including a 4 year International Assignment based out of Singapore, where he was responsible for building and leading one of Cisco’s first commercial teams across the Asia Pacific and Japan theatres.

“Scythian is pleased to add Gabriel’s expertise, experience and high-regard within the South American community to our executive team,” said Jonathan Gilbert, CEO. “We look forward to working with him as we continue to launch our rapid international expansion efforts and look to explore, develop, and distribute the highest quality, pharmaceutical grade medical cannabis to those who need it most.”

Prior to joining Scythian, Mr. Perez Ruiz held the position of International Sales Manager at Arnet Pharmaceutical Corporation where he was responsible for new business development, achieving sales objectives and negotiation of distribution and manufacturing agreements. Mr. Perez Ruiz was responsible for increasing the direct sales in his territories across the globe by 200%. Prior to this, Mr Perez Ruiz also held various in international roles in the Pharmaceutical industry, including 10 years at Bayer AG.

“Roberto’s experience and leadership in building international partnerships and business development strategies will be instrumental in supporting Scythian’s global growth,” said Jonathan Gilbert, CEO. “We are very excited to have him as part of our team as we evaluate strategic initiatives and pursue partnerships in cannabis-related research and development activities across the globe.”

Engagement of Investor Relations Provider

Scythian announces that it has engaged the services of Houston, Texas-based Winning Media LLC (“Winning Media”) for strategic investor relations and consulting activities. The term of the engagement is for four (4) months for which Winning Media will receive an upfront, cash fee in the amount of US$310,000. The engagement is subject to the approval of the TSX Venture Exchange.

About Scythian Biosciences Corp.

Scythian is a research and development company committed to advancing prevention and treatment efforts for concussion and traumatic brain injury with its proprietary cannabinoid-based combination drug therapy.

Scythian’s mission is to be the first accepted drug regimen for the treatment of concussion. Scythian is partnered with the University of Miami and its neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. Through the Company’s collaborative efforts with the university, Scythian has access to the university’s extensive network of experts in the fields of traumatic brain injury and concussion. These connections provide Scythian with the ability to conduct its clinical studies at world-class facilities by widely recognized medical professionals.

Scythian has initiated its international expansion by launching additional cannabis-related activities across the globe. These significant endeavours complement the Company’s research and development efforts to enhance the many medical applications of cannabis.

Scythian is evaluating several strategic initiatives and pursuing partnerships with local cultivators, pharmaceutical import and distribution entities and universities in North America, South America, the Caribbean and beyond. This comprehensive approach positions Scythian as a potential global frontrunner in the research and development of medical cannabis.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions, including information relating to the Company’s international expansion plans.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those contemplated in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risks and uncertainties include, among other things, the Company’s ability to acquire the requisite regulatory licenses to possess, cultivate, sell or distribute medical cannabis products in its target international markets, anticipated market demand, potential future competition and the approval of the TSX Venture Exchange.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those contained in the forward-looking information, there can be other factors that cause results or events to not be as anticipated, estimated or intended, including, but not limited to: the Company’s ability to comply with all applicable governmental regulations in a highly regulated business; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; limited operating history; reliance on management; requirements for additional financing; inconsistent public opinion and perception regarding the medical-use and adult-use marijuana industry and; regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.